


02044838

June 30, 2002

Edward J. Kunz
Mid-America Energy Resources, Inc.
One Monument Cir., 4th Fl.
Indianapolis, IN 46204


SEC MAIL PROCESSING
RECEIVED
JUL 05 2002
WASH, D.C. 164 SECTION

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

Enclosed for filing is Form 11-K with unaudited financial statements of Mid-America Energy Resources Employee Retirement Plan for the year ended December 31, 2001.

Sincerely,

Edward J. Kunz

Enclosures

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
JUL 05 2002
WASH., D.C.
164
SECTION

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Year Ended December 31, 2001

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

THE AES CORPORATION

1001 NORTH 19TH STREET
ARLINGTON, VA 22209

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001 (Unaudited)	2000 (Unaudited)
ASSETS:		
INVESTMENTS - at fair value:		
Cash and Money market funds	$ 138,675	$ 667,887
Corporate and government bonds		
Mutual funds	832,855	1,255,678
Common stocks	569,835	1,242,935
Participant loans	79,084	178,232
Total investments	1,620,449	3,344,732
CONTRIBUTIONS RECEIVABLE	4,934	24,585
ACCRUED INCOME	1,889	1,615
Total assets	1,627,272	3,370,932
LIABILITIES:		
ACCRUED ADMINISTRATIVE FEES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,627,272	$ 3,370,932

See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2001	2000
	(Unaudited)	(Unaudited)
INCREASES		
Employee contributions	$ 77,617	$ 239,792
Company contributions, net	58,228	171,659
Interest and dividend income	72,291	194,747
Rollover accounts and principal repayments	4,824	100,727
Net appreciation (depreciation) of investments	(747,102)	274,117
Total	(534,142)	981,042
DECREASES		
Withdrawals by participants or their beneficiaries	1,112,474	962,278
Federal and state income taxes withheld	87,653	47,862
Administrative fees	9,391	25,594
Total	1,209,518	1,035,734
INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(1,743,660)	(54,692)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	3,370,932	3,425,624
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$ 1,627,272	$ 3,370,932

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Mid-America Energy Resources Employee Retirement Plan (the "Plan") have been prepared on the accrual basis.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions, payment of vested employer contributions to employees withdrawing from the Plan, payment to employees obtaining an in-service distribution, payment due to a hardship withdrawal, issuing loan proceeds, distribution to retiring employees, distribution to beneficiaries of deceased employees or to pay expenses of the Plan. All payments made from the trust require the approval of the Employee Benefits Committee of Mid-America Energy Resources, Inc. (the "Committee"). Merrill Lynch Trust Company is the sole Trustee and record keeper of the assets of the Plan.

Investments

Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of securities sold is determined on a specific identification basis.

Use of Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in net assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Benefit Payments

Upon retirement, a participant has an option to receive his or her account balance as a lump sum payment or as a direct rollover, as described in the Plan agreement. A participant may withdraw his or her vested contributions in the event of hardship, as defined in the Plan agreement, or may continue to be a non-active participant. Benefit payments are recorded when paid.

Administrative Fees

For the plan year ended December 31, 2001, each participant with an investment in the IPALCO Stock Fund was charged approximately $.08 per share. There are no other transaction-based fees for the other investment funds. Administrative fees on the mutual and managed funds were based upon fund balances.

Concentrations of Risk

The Plan consists of eight investment funds and participant loans receivable. Each fund and the participant loans receivable represents more than 5% of net assets available for benefits as of December 31, 2001 and 2000:

Fund Short Name	December 31, 2001	December 31, 2000
MLRP Trust	$ 133,851	$ 150,917
ML Equity Index Trust	314,967	470,710
Capital Fund (Balanced Fund)	193,141	290,352
Oppenheimer Main Street Equity Fund	216,979	425,896
IPALCO Stock Fund	0	1,242,935
AES Corporation Stock	254,868	0
Allocation Fund	405,700	521,590
Participant Loans	79,084	178,232

There are no other individual asset securities that exceed 5% of the December 31, 2001 and 2000 net assets available for benefits.

2. DESCRIPTION OF THE PLAN

The Plan is administered by the Committee which is a committee of not less than three nor more than five members appointed by the President of Mid-America Energy Resources, Inc. ("MAER"). The Plan is a defined contribution plan, and employees of MAER and its affiliates become eligible to participate in the Plan at attainment of age 18 and immediately upon hire.

Participants' before tax contributions and allocated amounts of investment income or loss are fully vested at all times. Employer contributions become fully vested at a participant's attainment of age 65, retirement age as defined in the Plan, his or her death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan; otherwise, they are vested according to the following schedule:

Number of Years of Continuous Service	Vested Percentage
1	20%
2	40
3	60
4	80
5	100

Employee contributions are made through payroll deductions representing amounts equal to a specified percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 15% in increments of 1%. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 6%. Each participant's account is credited with the participant's contribution and MAER's matching contribution. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

The investment funds of the Plan consist of the following eight funds:

Merrill Lynch Retirement Preservation Trust ("MLRP Trust") - - this fund consists of U.S. Government agency securities, guaranteed investment contracts and high quality money market instruments.

Merrill Lynch Capital Fund ("Capital Fund") - - this balanced mutual fund consists of a mix between equities and fixed income investments (also known as the "Balanced Fund".)

Merrill Lynch Equity Index -- a S&P 500 stock index fund.

Oppenheimer Main Street Income and Growth Fund ("Equity Fund") - - this growth and income mutual fund consists primarily of growth-oriented common stocks and income-producing securities such as preferred stocks, convertible securities, bonds and debentures.

IPALCO Stock Fund - - this fund consists exclusively of IPALCO Enterprises, Inc. common stock. IPALCO is the parent of Mid-America Capital Resources, Inc., which is the parent of MAER and is a party-in-interest to the Plan.

Merrill Lynch Global Allocation Fund ("Allocation Fund") - - this mutual fund consists of U.S. and foreign equities, corporate debt and money market securities.

Aim Income Fund - - this income fund consists primarily of U.S. corporate investment-grade and non-investment grade bonds and foreign bonds.

Ivy International Value Fund - - this growth fund consists of equity securities traded in European, Pacific Basin and Latin American markets.

Excess cash of the Plan is invested in the CMA Money Fund which consists of a diversified portfolio of money market securities seeking current income, preservation of capital and liquidity. This fund is not an investment election.

In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and after payment of necessary expenses shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

The Plan is maintained with the intent of being a qualified trust under Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on November 14, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Forfeitures of a participant's nonvested portion of his or her matching account occurs when a participant incurs less than five consecutive one year periods of severance and takes a distribution, or dies while not an employee and the beneficiary receives a distribution upon termination. Forfeited amounts are held in a separate suspense account and are used to reduce employer matching contributions.

Participants may obtain a loan from the Plan up to a maximum of the lesser of $50,000 or one-half of the participant's vested account balance (subject to the provisions of the Plan). Each participant may have only one loan outstanding at any time. Loans are to be repaid over a term not to exceed five years. Loans bear an interest rate as determined by the Trustee, Merrill Lynch.

The Plan is valued daily.

Participants should refer to the "Summary Plan Description" for a more detailed description of the Plan.

3. FUNDING

Employer contributions to the Plan are paid to the Trustee on a monthly basis and are equal to current employee contributions on those dates, but disregarding any participant's current contributions in excess of 6% of the employee's compensation.